September 27, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	Firstplus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed September 22, 2005 by James T. Capretz, Robert D. Davis,
   George R. Eberting, Rupen Gulenyan, James P. Hanson and
   Danford L. Martin (The FPFX Shareholder Value Committee)
		File No. 1-13753

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Schedule 14A

Reasons for Solicitation, page 6
1. We note your statement, and related support, relating to the failure of the company to file tax returns for 2002, 2003 and 2004.
We also note that in your supporting documents, the tax return for 2002 is described as having been provided to you. Please clarify this discrepancy and, as necessary, revise your disclosure.

Proposal One, Election of Directors, page 8
2. We note your response to comment 18 and your inability to expand on your plans for any alliances and/or mergers. We also note that the company has recently filed its annual report on Form 10-K. Please update your disclosure to comply with our previous comment.

Proxy Solicitation and Expenses, page 15
3. Refer to prior comment 10. Please provide us with the necessary access to your website. Also, tell us whether a password will be required once the site is completed.

Form of Proxy
4. We note that your form of proxy does not provide instructions on
how security holders may vote for some of your nominees and
withhold
authority to vote for your remaining nominees.  We suggest that you
refer to the form of proxy attached to Exchange Act Release No.
31326
(October 16, 1992) and revise the proxy card so that it follows that format.

Closing Comments

      Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
??

??

??

??

Danford L. Martin
The FPFX Shareholder Value Committee
September 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE